EXHIBIT 99.1

For Immediate Release	Date: August 15, 2023
23-56-TR

NORDEN and Teck Announce Emission Reduction Freight Contract

Vancouver, B.C. - NORDEN and Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced an agreement to reduce CO² emissions in Teck’s steelmaking coal supply chain.

The agreement is expected to reduce annual emissions from Teck shipments handled by NORDEN by 25%, or up to 6,700 tonnes of CO², equivalent to removing over 1,400 passenger vehicles from the road.

NORDEN will achieve emission reductions by utilising a range of solutions, including the use of fuel-efficient ships and alternative fuels such as biofuel in combination with an intelligent use of advanced data analytics to optimise vessel speed and routing.

“This innovative partnership with NORDEN is expected to reduce Scope 3 emissions associated with transportation of Teck’s steelmaking coal, reducing our carbon footprint and advancing progress developing green transportation corridors,” said Jonathan Price, CEO, Teck. “Working with transportation providers like NORDEN to reduce emissions downstream of our business furthers our progress towards achieving our net zero by 2050 goal.”

“With this initiative, we are now able to design customer-tailored freight emission contracts where we leverage our combined expertise to develop unique solutions that support our customers’ ambitions to lower their supply chain emissions,” said NORDEN CEO Jan Rindbo. “NORDEN’s strategy of helping our customers decarbonise their supply chains means that we in addition to committing to carbon neutrality in 2050, have short to medium-term commitments, where our goal is to make carbon emission reductions towards 2030.”

The emission reduction freight contract is one of several of NORDEN’s climate solutions for customers. Learn more about NORDEN’S climate solutions here.

As part of Teck’s Sustainability Strategy, Teck has goals to reduce carbon intensity across operations by 33% by 2030 and be a carbon-neutral operator by 2050. Click here to learn more about Teck’s approach to taking action on climate change.

Media Downloads: Image

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). The forward-looking statements relate to expectations with respect to the realized amount of CO2emissions reduction and our long-term sustainability strategy, including but not limited to our 2030 and 2050 goals. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this press release are based on assumptions regarding commodity prices, general economic conditions and the performance of our business, achievement of emissions reduction in line with expectations, as well as our ability to achieve our climate goals and the longer term impacts of those goals on our business, among other matters. The foregoing list of assumptions is not exhaustive. Factors that may cause actual results to vary include, but are not limited to, changes in commodity prices or general economic conditions, actual climate-change consequences, adequate technology not being available on acceptable terms, and changes in laws and governmental regulations or enforcement thereof that impact our operations or strategy. We assume no obligation to update forward-looking statements except as required under securities laws.

Further information concerning risks and uncertainties associated with these forward-looking statements can be found in our annual information form for the year ended December 31, 2022, filed under our profile on SEDAR (www.sedarplus.ca) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings under our profile.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

About NORDEN
NORDEN offers dry cargo and product tankers services globally, from our 14 offices across 6 continents. We’re an integrated part of the global commodity trade – delivering reliable, safe and compliant transport solutions to our customers all over the world. Listed on Copenhagen’s OMX Nordic Large Cap index, we’ve for the past 152 years offered our customers and shareholders industry-leading operator activities and cyclical exposure to the global markets, implemented by a highly skilled organisation.

Teck Investor Contact:

Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Teck Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

NORDEN Contact:

Anne-Louise Dam-Rasmussen, Head of Communications

ald@norden.com

(+45) 21 56 15 64

2